UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 000-53651

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable.

PART I — REGISTRANT INFORMATION

Blackhawk Biofuels, LLC
Full Name of Registrant

Not applicable
Former Name if Applicable

210 W. Spring St.
Address of Principal Executive Office

Freeport, Illinois 61032
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject Form 10-Q will be filed on or before the 15th calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

For the reasons stated below, Blackhawk Biofuels, LLC (the “Company”) was unable to complete its Quarterly Report on Form 10-Q for the period ended March 31, 2009 prior to May 15, 2009 without unreasonable effort or expense.  The Company will file its Quarterly Report on Form 10-Q for the period ended March 31, 2009 on or before May 30, 2009.

The Company is unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2009 because the Company requires additional time to properly describe in the text of the report and as a subsequent event in the footnotes to its financial statements for such period matters relating to the execution of a merger agreement which occurred on May 11, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Dean R. Edstrom	(612) 371-3955

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

Description of anticipated change:

Not applicable

BLACKHAWK BIOFUELS, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2009	/S/ RONALD L. MAPES
Ronald L. Mapes
Chair (Principal Executive Officer)